 Filed Pursuant to Rule 253(g)(2)
File No. 024-11723

PHOENIX CAPITAL GROUP HOLDINGS, LLC

SUPPLEMENT NO. 2 DATED FEBRUARY 1, 2022
TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021, as supplemented by Supplement No.1 dated and filed by us with the Commission on January 13, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose (i) the status of our Bond offering, (ii) updates to the record and interest payment dates on our Bonds and (iii) certain discounts to the price per Bond for investors purchasing Bonds subsequent to the date of this supplement.

Offering Status

As of the date of this supplement, we have sold 676 Bonds for gross proceeds to the Company of $676,000.

Bond Terms

The Company has entered into a supplemental indenture to the Indenture, dated as of February 1, 2022, by and between the Company and UMB, N.A., as trustee (the “Supplemental Indenture”) to update the following terms of the Bonds: (i) the record date for interest payments on the Bonds shall be the last day of each month; (ii) the interest payment date shall be on or about the tenth (10th) day of each month; and (iii) the Company shall pay interest on the Bonds in equal monthly installments to all Bondholders as of each record date.  A copy of the Supplemental Indenture and the form of Bond can be found as an exhibit to the Company’s Current Report on Form 1-U filed on even date herewith at https://www.sec.gov/Archives/edgar/data/1818643/000165495422001252/pcgh_ex3a.htm.

Discount to Price to Investors

After the date of this supplement, the Company reserves the right to sell Bonds at a discount of up to ten percent (10%) to the Price to Investors to certain investors purchasing 1,000 Bonds or more.  Except as otherwise disclosed in this supplement, all other terms of the offering and the Bonds, including the Price to Investors of $1,000, shall remain the same. The Bonds shall continue to be denominated in $1,000 increments. Any discounts applied to the purchase price of the Bonds will reduce net proceeds to the Company.